Exhibit 99.75

CONSENT OF Bart A. Stryhas

In connection with the Registration Statement on Form 40-F, and any amendments and exhibits thereto (collectively, the "Registration Statement"), of Midas Gold Corp. (the “Company”), I, Bart A. Stryhas, consent to the information derived or summarized from the resource estimates as reported in the Company’s news release dated February 15, 2018 and other technical disclosure pertaining to the resource estimates that is included or incorporated by reference in the Registration Statement and any of the exhibits thereto, including, the Annual Information Form for the year ended December 31, 2019 and the Annual Information Form for the year ended December 31, 2018.

Dated this 22 day of September, 2020

/s/ Bart A. Stryhas
Name:	Bart A. Stryhas
Title:	Principal Resource Geologist